UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

       Under the Securities Exchange Act of 1934

               Ocean Power Corporation
-----------------------------------------------------------
                  (Name of Issuer)

            Common Stock, $.01 par value
-----------------------------------------------------------
           (Title of Class of Securities)

                    674869-20-1
-----------------------------------------------------------
                   (CUSIP Number)

                  Gregg Giaquinto
               111 Broadway, 3rd Floor
               New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                    March 5, 2001
-----------------------------------------------------------
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 674869-20-1

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Algonquin Capital Management, LLC  - ID # 223757286

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Connecticut

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    4,376,000 See Item 5

8. Shared Voting Power:



9. Sole Dispositive Power:

    4,376,000 See Item 5

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    4,376,000 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    10.71% - See Item 5

14. Type of Reporting Person

    OO - See Item 2.

CUSIP No.: 674869-20-1

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Michael Lockwood

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    4,587,000 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    11.2% - See Item 5

14. Type of Reporting Person

    IN

Item 1. Security and Issuer

        This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share
("Common Stock")of Ocean Power Corp., a Delaware corporation, with its principal executive offices at 5000 Robert J. Mathews
Parkway, El Dorado Hills, California 95672.

Item 2. Identity and Background

        This statement is being filed by Algonquin Capital
Management, LLC ("Company"), a limited liability company organized under the laws of the State of Connecticut. The company's principal business is passive investments. The principal office is located at 440 Main Street, Ridgefield, Connecticut 06877.

       (d) During the last five years none of the Managing
Members of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years none of the Managing Members of the Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and therefore none of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

	As set forth in Addendum 1, On January 27, 2000 and August 29, 2000 the Company purchased shares of the Issuers Common Stock through private placements at a price of $3.0 a share for an aggregate price of $5,064,000.00. On January 27, 2000, August 29, 2000 and March 5, 2001
the Company was issued warrants to purchase the Issuer's shares at $1.50 a share for a total possible purchases price of $4,032,000.00. All of the purchases were paid in cash that was deducted from the Company's working capital. Additionally, Lockwood Children's Longterm Trust ("Trust")purchased securities on December 10, 1999 and December 13, 1999 in the open market and on August 29, 2000 through a private placement at prices ranging from $1.53 to $3.0 for an aggregate price of $319,650.00. On August 29, 2000, the Trust was issued warrants to purchase the Issuer's shares at $1.50 a share for a total possible purchase price of $150,000.00.

      No part of the purchase price paid by the Company is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transactions

      The Company may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

      The Company has no present plans to engage in any of the other actions listed in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

	(a)	The Company beneficially owns, in the aggregate,
4,376,000 shares of the Issuer's Common Stock (2,688,000 shares possible through warrants)which constitutes 10.71% of the Issuer's outstanding Common Stock as of February 2, 2001, as disclosed in the Issuer's Form 10SB12G/A filed on February 2,2001.
Of the 4,376,000 shares of Common Stock beneficially owned by the Company, Mr. Lockwood may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares. Additionally, Mr. Lockwood as a trustee may be deemed to have (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares of Trust. The Trust beneficially owns, in the aggregate, 211,000 shares of the Issuers Stock (100,000 shares possible through warrants) which included with the shares of the Company constitues 11.2% of the the Issuer's outstanding Common Stock as of February 2, 2001, as disclosed in the Issuer's Form 10SB12G/A filed on February 2,2001.

	(b)	Of the 4,587,000 shares of Common Stock beneficially
owned by the Company and the Trust, Mr. Lockwood may be deemed to have (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

	(c)	As shown in Addendum 1 hereto,  on January 27, 2000 and August 29,
2000 the Company purchased shares of the Issuers Common Stock through private placements and was issued warrants with the right to purchase additional shares from the Issuers for a net total of 4,376,000 shares of the Issuer's Common
Stock. Additionally, on December 10, 1999 and December 13, 1999 the Trust purchased shares of the Issuers Common Stock in the open market, on August 29, 2000, the Trust purchased shares of the Issuer's Common Stock through a private placement and on August 29, 2000, the Trust was issued warrants with the right to purchases additional shares of the Issuers Common Stock for a net total of 211,000 shares of the Issuer's Common Stock. The shares were acquired as passive investments.

      (d) Aside from the Company and Mr. Lockwood, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On March 5, 2001, the Company purchased a 1 year note from the Issuer, at 10 1/2% interest for $2,500,000.00. For this purchase, the Company received a 3 year warrant for 1,000,000 shares of the Issuer's Common Stock at $1.5 a share.

Item 7. Material to be Filed as Exhibits

	A list of the transactions in the shares that were effected by the Company and the Trust is filed herewith as Addendum 1.

	                           Addendum 1

                           SCHEDULE OF TRANSACTIONS

            Shares           Shares      Average         Price Per Share
Date        Purchased        (Sold)      Position        (Excluding commission)

12/10/99    5,000*                       5,000           1.53
12/13/99    6,000*                       11,000          2.0
1/27/00     1,000,000                    1,011,000       3.0
1/27/00     1,000,000**                  2,011,000       1.5
8/29/00     688,000                      2,699,000       3.0
8/29/00     688,000**                    3,387,000       1.5
8/29/00     100,000*                     3,487,000       3.0
8/29/00     100,000***                   3,587,000       1.5
3/5/01      1,000,000**                  4,587,000       1.5
___________________________________________________________________
Total       4,587,000                    4,587,000       2.09

* Trust shares
** Company warrants
*** Trust warrants




SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ALGONQUIN CAPITAL MANAGEMENT, LLC

/s/
________________________
By: Michael Lockwood

Title: Member Manager
Date: March 22, 2001

MICHAEL LOCKWOOD

/s/
______________________
Date: March 22, 2001